Exhibit 3.249
State of Delaware
Secretary of State
Division of Corporations
Delivered 12:05 PM 02/25/2005
FILED 11:43 AM 02/25/2005
SW 050158776 - 3931158 FILE
STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION
• First: The name of the limited Liability company is Deaconess Hospital Holdings, LLC
• Second: The address of its registered office in the State of Delaware is 2711 Centerville Road Suite 400 in the City of Wilmington, DE 19808 . The name of its Registered agent at such address is Corporation Service Company
• Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is         .”)
• Fourth: (Insert any other matters the members determine to include herein.) In Witness Whereof, the undersigned have executed this Certificate of Formation this 23rd day of February 2005.
By: /s/ Paul Gilbert
Authorized Person(s)
Name: Paul Gilbert
Typed or Printed